SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 02/18

Change in Composition of the Statutory Audit Committee

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), announces to its shareholders and to the market in general that, during the 174th Ordinary Board Of Directors’, held on January 23, 2018, Mr. Marco Antônio Barbosa Cândido was elected to compose the Company's Statutory Audit Committee, which is now composed as follows:

•         Mauricio Schulman, as a member and Chairman;

•         Rogério Perna, as a member and financial specialist;

•         Marco Antônio Barbosa Cândido, as a member;

•         Leila Abraham Loria, as a member; and

•         Olga Stankevinius Colpo, as a member.

The Committee was constituted following the guidelines of Copel's Bylaws and Rule 10 A-3 of the Securities Exchange Act. This Committee reports and is directly linked to the Board of Directors. The Audit Committee’s main duties are controlling, revising, supervising, accompanying, and, whenever necessary, presenting suggestions about the Company’s activities.

Curitiba, January 29, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or (41) 3222-2027

Notice to the Market – 02/18

Attachment

Marco Antônio Barbosa Cândido

Date of birth: March 6, 1969.

Educational background: PhD in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1997); Masters degree in Production Engineering from Universidade Federal de Santa Catarina - UFSC (1994); and Degree in  Aeronautical Mechanics Engineering from Instituto Tecnológico de Aeronáutica - ITA (1991).

Current position: Member of the Board of Directors at Companhia Paranaense de Energia - Copel, elected in the 196th Extraordinary Shareholders’ Meeting, held on January 9, 2018, for the 2017-2019 term of office; CEO and Founding Partner at MBC Consultoria; Counselor at Hospital Santa Rita and Operadora Santa Rita Saúde in the city of Maringá - PR; and Counselor at the hotel group Rafain, in the city of Foz do Iguaçu - PR.

Professional background: Professor and researcher at the Pontifícia Universidade Católica do Paraná - PUCPR (1995-2013); CEO at Associação Paranaense de Cultura - APC, parent company of Pontifícia Universidade Católica do Paraná - PUCPR (2005-2012); CEO at Grupo Marista (2012-2013); CEO at Grupo Paysage (2013-2015); Counselor at Sistema de Saúde Mãe de Deus, in the state of Rio Grande do Sul - RS (2014-2015); and Counselor at Grupo Positivo (2014-2016).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 29, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.